Exhibit 99.1

BC Centre on Substance Use hosts inaugural Cannabis Science Symposium

VANCOUVER, Nov. 25, 2019 /CNW/ - Dr. M-J Milloy, the Canopy Growth Professor of Cannabis Science at the University of British Columbia ("UBC") is proud to bring together patients and other people with lived and living experience with researchers, clinicians, and policymakers for the inaugural Cannabis Science Symposium with the goal of establishing a research agenda for cannabis and harm reduction during the overdose crisis.

BC Centre on Substance Use hosts inaugural Cannabis Science Symposium (CNW Group/Spectrum Therapeutics)

The one-day public research symposium is organized by the BC Centre on Substance Use ("BCCSU") and UBC with support from Spectrum Therapeutics, the medical division of Canopy Growth Corporation (TSX: WEED), (NYSE: CGC).

In the midst of an ongoing overdose crisis impacting communities across Canada and the United States, new measures are needed to prevent overdose-related morbidity and mortality, especially among people living with substance use disorders and common comorbidities, such as chronic pain. A growing wealth of preliminary evidence suggests cannabis might be a beneficial harm reduction-based intervention. This research symposium will gather expertise to discuss the latest evidence, reflect on the current responses to the overdose crisis, and establish next steps to advance knowledge, policy and practice around cannabis for harm reduction.

"The therapeutic benefits of cannabis are only just beginning to be understood. Early research has shown that it could have a stabilizing impact for people with opioid use disorder, improving their quality of life and offering a pathway to long-term treatment solutions," says Dr. Milloy, who is also a research scientist at BCCSU. "We have a scientific imperative to build upon this research and ensure that research is guided by the experiences of those living and responding to the overdose crisis."

"This first Cannabis Science Symposium provides an important forum for researchers, healthcare professionals, community stakeholders and those with lived experience to exchange knowledge, ideas and first-hand experience on the potential of cannabis in addressing the overdose crisis," commented Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "Solutions are still desperately needed and we're committed to doing our part to help affected individuals, families and communities."

The Canopy Growth Professorship of Cannabis Science was established via a $2.5 million donation from Canopy Growth to UBC and the BCCSU to fund clinical research aimed at defining the potential benefits of cannabis as a legitimate therapeutic treatment for opioid use disorder. Upon the announcement of Dr. Milloy as the first Canopy Growth Professor of Cannabis Science, he along with his team performed a comprehensive review of existing studies examining the role of cannabis in addressing opioid use disorder to help inform the direction of the clinical trials to be conducted as part of the Professorship.

In their most recent study, where researchers from the BCCSU and UBC interviewed more than 1,100 people at highest risk of opioid overdose in Vancouver between 2014 and 2017, it was found that people who used cannabis at least daily had nearly 50 per cent lower odds of using illicit opioids at least daily compared to cannabis non-users.1 Through their research to date, the BCCSU has demonstrated that the evidence, which continues to accumulate, supports further evaluation of the therapeutic benefits of cannabis for opioid use disorder.

2019 Cannabis Science Symposium
"Cannabis and harm reduction: What we know and what we need to learn"
Monday, November 25, 8:30AM - 1:30PM (Pacific Time)
UBC Robson Square - 800 Robson St

The symposium is sold out, however the event will be broadcasted via webinar. Those interested can register here.

1. Lake, Stephanie, et al. "Frequency of Cannabis and Illicit Opioid Use among People Who Use Drugs and Report Chronic Pain: A Longitudinal Analysis." PLOS Medicine, Public Library of Science, https://journals.plos.org/plosmedicine/article?id=10.1371/journal.pmed.1002967.

About BC Centre on Substance Use
The BC Centre on Substance Use (BCCSU) is a provincially networked organization with a mandate to develop, help implement, and evaluate evidence-based approaches to substance use and addiction. BCCSU seeks to improve the integration of best practices and care across the continuum of substance use through the collaborative development of evidence-based policies, guidelines, and standards. With the support of the Province of BC, BCCSU aims to transform substance use policies and care by translating research into education and care guidance, thereby serving all British Columbians.

About Spectrum Therapeutics
Spectrum Therapeutics, the medical division of Canopy Growth Corporation (TSX: WEED, NYSE: CGC), is dedicated to educating healthcare practitioners, furthering the public's understanding of medical cannabis and its various applications, and cutting edge, commercializable research and IP development. Founded in Canada, Spectrum Therapeutics operates in Australia, South America, Africa and across Europe. Its products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded spectrum to categorize medical cannabis according to THC and CBD levels. Spectrum Therapeutics' offerings include whole flower cannabis, oils and new innovations such as Softgels in addition to single cannabinoid medicine Dronabinol under the brand Bionorica Ethics. Through product simplification, robust clinical research and ongoing education of healthcare professionals, Spectrum Therapeutics is committed to addressing the unmet medical needs of patients around the globe.

About Canopy Growth
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include establish next steps to advance knowledge, policy and practice around cannabis for harm reduction. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including research direction, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

View original content to download multimedia:http://www.prnewswire.com/news-releases/bc-centre-on-substance-use-hosts-inaugural-cannabis-science-symposium-300964503.html

SOURCE Spectrum Therapeutics

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2019/25/c9972.html

%CIK: 0001737927

For further information: Media Contact: British Columbia Centre on Substance Use, Kevin Hollett, kevin.hollett@bccsu.ubc.ca, 778-918-1537; Canopy Growth, Aly-Khan Virani, alykhan.virani@canopygrowth.com, 236-688-5123

CO: Spectrum Therapeutics

CNW 11:00e 25-NOV-19